Filed pursuant to Rule 433

Registration No. 333-151522

MacroMarkets Announces Collaboration With WisdomTree

To Deliver Securities Tied to Home Prices

IPO Auction Begins 1:00pm ET on April 28, Closes 1:00pm ET on May 5

Madison, NJ – (BUSINESS WIRE) – April 20, 2009 – MacroMarkets, LLC, announced today the Company has entered into a collaboration with WisdomTree Asset Management in which WisdomTree will assist in the introduction of the MacroShares Major Metro Housing Up (UMM) and MacroShares Major Metro Housing Down (DMM). WisdomTree will provide educational and product support to MacroMarkets.

The MacroShares Major Metro Housing Trusts are unique exchange traded products.  The fully-collateralized trust structure is issued in pairs and represents the upward or downward movement of the S&P/Case-Shiller Composite 10-Home Price Index.  The S&P/Case-Shiller Home Price Indices are a widely followed barometer of residential housing prices in the U.S and as such, MacroShares Major Metro Housing Up and Down provide an important market-traded price discovery function reflecting trends in home price movements.

Sam Masucci, President and CEO of MacroMarkets commented, “We are excited to work with WisdomTree, an exchange-traded fund provider and index developer with an impressive track record of innovation in the fund industry.  We believe their expertise will benefit us greatly as we work to educate investors about MacroShares Major Metro Housing.”

WisdomTree CEO Jonathan Steinberg added, “We are looking forward to collaborating with the MacroMarkets team and believe the market has wanted a way to trade housing for a long time.”

Robert Shiller, co-founder and Chief Economist of MacroMarkets noted, “Housing prices play a tremendous role influencing consumer confidence, the direction of the U.S. economy, and the value of related financial assets generally.  By delivering greater market access, new price discovery and liquidity to this vital asset class, I believe the MacroShares Housing Trusts represent a remarkable innovation that will complement government efforts to better serve individual home owners and improve financial institutions.”

About the MacroShares Major Metro Housing Trusts

Like all MacroShares, the Major Metro Housing Trusts will be fully-collateralized by short term United States Treasury Bills, overnight repurchase agreements secured by Treasury securities and cash. In addition to addressing issuer and counterparty credit risk concerns that continue to mount in connection with certain other exchange-traded products, this collateral is also anticipated to generate quarterly distributions for MacroShares investors when interest income exceeds trust expenses.

Specific information about the auction and the securities can be found by contactingMacroMarkets at 888-9House5 (888-946-8735) or by visiting www.MacroMarkets.com

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. Securities may not be sold or offers to buy be accepted prior to the time that the registration statement becomes effective.  You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

MacroShares Housing Depositor, LLC is a Delaware limited liability company and is acting as the depositor for the MacroShares Major Metro Housing Up and Down trusts.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts.  There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment.  There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders.  You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked.  The price of the asset being tracked by a MacroShares Trust may be volatile.  It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend.  There are risks associated with investing in a product linked to a benchmark.  A substitute price may be used as the reference price of the benchmark asset.

MacroMarkets LLC and their respective affiliates do not provide tax advice.  Investors are urged to consult their tax advisor to fully understand the tax implications associated with and investment in any MacroShares Trust.

Additional Information about MacroShares can be found at www.macroshares.com

About MacroMarkets

MacroMarkets is an innovative financial products company on a mission to add liquidity to valuable economic interests and important asset classes throughout the world. MacroShares Housing Depositor, LLC is a Delaware limited liability company and is acting as the depositor for the MacroShares Major Metro Housing Up and Down trusts.

Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

MacroMarkets LLC is the Administrative Agent and its subsidiary, MacroFinancial, LLC, is the marketing agent for the MacroShares Trusts.  MacroFinancial is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

About WisdomTree

WisdomTree® is a leading ETF sponsor and innovative index developer using its own  fundamentally weighted index methodology.  WisdomTree also licenses its indexes to third parties for proprietary products and offers a platform to promote the use of WisdomTree ETFs in 401(k) plans.   Approximately $3.4 billion in assets are currently managed against the WisdomTree Indexes by WisdomTree and third parties under license from WisdomTree.  For more information, please visit www.wisdomtree.com or www.wisdomtree401k.com .

WisdomTree is the marketing name for WisdomTree Investments, Inc. and its wholly owned subsidiaries WisdomTree Asset Management, Inc. and WisdomTree Retirement Services, Inc.  WisdomTree Asset Management, Inc. is a registered investment advisor and is the investment advisor to the WisdomTree Trust and the WisdomTree ETFs. The WisdomTree Trust is a registered open-end investment company. Each WisdomTree ETF is a series of the WisdomTree Trust.

Standard & Poor’s does not sponsor, endorse, sell or promote any S&P index-based investment product.

Media Contacts:

Diane Masucci

Stuart Bell

MacroMarkets

WisdomTree

(973) 889-1973 x1033

(917) 267-3702

dmassucci@macromarkets.com

sbell@wisdomtree.com

WisdomTree Investor Relations Contacts:

KCSA Strategic Communications

Jeffrey Goldberger / Todd Fromer

(212) 896-1249 / (212) 896-1215

jgoldberger@kcsa.com / tfromer@kcsa.com